FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 30, 2003

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly Perez Companc S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084) Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

EXHIBIT		PAGE
A.	Attached hereto as Exhibit A Petrobras Energía Participaciones S.A. (MERVAL: PC, NYSE: PC) announces sales volumes , average prices of the main products marketed by Petrobras Energía S.A., and charges relating to its interest in OCP (Oleoductos de Crudos Pesados) in Ecuador.	3

EXHIBIT A

Attached hereto as Exhibit A Petrobras Energía Participaciones S.A. (MERVAL: PC, NYSE: PC) announces sales volumes , average prices of the main products marketed by Petrobras Energía S.A., and charges relating to its interest in OCP (Oleoductos de Crudos Pesados) in Ecuador.

Buenos Aires, July 30 2003 - Petrobras Energía Participaciones S.A. (MERVAL: PC, NYSE: PC), controlling company with a 98.21% stake in Petrobras Energía S.A. (Buenos Aires: PECO), announces sales volumes , average prices of the main products marketed by Petrobras Energía S.A., and charges relating to its interest in OCP (Oleoductos de Crudos Pesados) in Ecuador.

Volumes and net average prices of the main products marketed

Contingent Liabilities arising from the agreement for crude oil transportation through OCP (Heavy Crude Oil Pipeline) in Ecuador

Based on the new evaluations conducted in relation to all operations in Ecuador, in 2003 second quarter the Company will increase by P$37 million to P$124 million the contingent liabilities attributable to future estimated losses related to compliance with the crude oil transportation contractual commitment subscribed with OCP.

The new estimates were based on the following facts:

  The sharp decline in the Company´s global investment plan in 2002 resulted in significant delays in Block 31 development plan. Based on the new estimates, production incremental deficits are recorded with respect to the 80,000 bbl/day transportation capacity committed.

  Increase in the estimated transportation rate to be charged by OCP, determined, among other things, by:

  A reduction of approximately 10% in the total transportation capacity committed under the Ship or Pay modality resulting from the exercise by one of the crude oil shippers of the option to terminate the contractual commitment subscribed with OCP.

  Increased costs in OCP total investment.

The economic incidence of such effects has been quantified on a net basis, considering the Company´s status as shareholder of OCP.